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                                 Exhibit (a)(7)

                   [THE FOLLOWING WILL BE DELIVERED VIA EMAIL]

       FORM OF E-MAIL TO BE SENT TO OPTIONEES ABOUT THE DEADLINE TO SUBMIT
                             A LETTER OF TRANSMITTAL

To All,

This is a reminder to every employee regarding the Stock Option Exchange Program. If you wish to exchange any stock options, the deadline for submission of the "Letter of Transmittal" is August 4, 2003 no later than 5:00PM Eastern Daylight Time.

If you should have questions you may contact the Stock Option Exchange hotline at extension 6045 or (908) 791-6045, or via e-mail at stockoptionexchange@anadigics.com.

Please also refer to the offering materials for details of the plan as well as the risks involved in making your decision.


                                      G-1